Registration Statement No. 333-275898 Filed Pursuant to Rule 424(b)(2)

Pricing Supplement

Pricing Supplement Dated June 14, 2024 to the Prospectus dated December 20, 2023, the Prospectus Supplement dated December 20, 2023, the Index Supplement SOL-1 dated June 6, 2024 and the Product Supplement No. 1A dated May 16, 2024

$526,000 Auto-Callable Contingent Coupon Barrier Notes with Memory Coupon Linked to the Solactive Equal Weight U.S. Semi Conductor Select AR Index, Due June 18, 2026 Royal Bank of Canada

Royal Bank of Canada is offering Auto-Callable Contingent Coupon Barrier Notes with Memory Coupon (the “Notes”) linked to the performance of the Solactive Equal Weight U.S. Semi Conductor Select AR Index (the “Underlier”).

•	Contingent Coupons with Memory Feature — If the Notes have not been automatically called, the investor will receive a Contingent Coupon on a monthly Coupon Payment Date at a rate of 8.80% per annum if the closing value of the Underlier is greater than or equal to the Coupon Threshold (70% of the Initial Underlier Value) on the immediately preceding Coupon Observation Date. A Contingent Coupon that is not payable on a Coupon Payment Date may be paid later, but only if the closing value of the Underlier is greater than or equal to the Coupon Threshold on a later Coupon Observation Date. You may not receive any Contingent Coupons during the term of the Notes.

•	Call Feature — If, on any quarterly Call Observation Date beginning approximately six months following the Trade Date, the closing value of the Underlier is greater than or equal to the Call Value, the Notes will be automatically called for 100% of their principal amount plus the Contingent Coupon and any unpaid Contingent Coupons otherwise due. No further payments will be made on the Notes.

•	Contingent Return of Principal at Maturity — If the Notes have not been automatically called and the Final Underlier Value is greater than or equal to the Barrier Value (70% of the Initial Underlier Value), at maturity, the investor will receive the principal amount of the Notes plus the Contingent Coupon and any unpaid Contingent Coupons otherwise due. If the Notes have not been automatically called and the Final Underlier Value is less than the Barrier Value, at maturity, the investor will lose 1% of the principal amount of the Notes for each 1% that the Final Underlier Value is less than the Initial Underlier Value.

•	Any payments on the Notes are subject to our credit risk.

•	The Notes will not be listed on any securities exchange.

CUSIP: 78017G6C0

Investing in the Notes involves a number of risks. See “Selected Risk Considerations” beginning on page P-8 of this pricing supplement and “Risk Factors” in the accompanying prospectus, prospectus supplement, index supplement and product supplement.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission or any other regulatory body has approved or disapproved of the Notes or passed upon the adequacy or accuracy of this pricing supplement. Any representation to the contrary is a criminal offense. The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality. The Notes are not bail-inable notes and are not subject to conversion into our common shares under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act.

	Per Note	Total
Price to public(1)	100.00%	$526,000
Underwriting discounts and commissions(1)	2.25%	$11,835
Proceeds to Royal Bank of Canada	97.75%	$514,165

(1) We or one of our affiliates may pay varying selling concessions of up to $22.50 per $1,000 principal amount of Notes in connection with the distribution of the Notes to other registered broker-dealers. Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forgo some or all of their underwriting discount or selling concessions. The public offering price for investors purchasing the Notes in these accounts may be between $977.50 and $1,000.00 per $1,000 principal amount of Notes. In addition, we or one of our affiliates may pay a broker-dealer that is not affiliated with us a referral fee of up to $3.00 per $1,000 principal amount of Notes. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.

The initial estimated value of the Notes determined by us as of the Trade Date, which we refer to as the initial estimated value, is $957.46 per $1,000 principal amount of Notes and is less than the public offering price of the Notes. The market value of the Notes at any time will reflect many factors, cannot be predicted with accuracy and may be less than this amount. We describe the determination of the initial estimated value in more detail below.

RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes with Memory Coupon Linked to the Solactive Equal Weight U.S. Semi Conductor Select AR Index

KEY TERMS

The information in this “Key Terms” section is qualified by the more detailed information set forth in this pricing supplement and in the accompanying prospectus, prospectus supplement, index supplement and product supplement.

Issuer:	Royal Bank of Canada
Underwriter:	RBC Capital Markets, LLC (“RBCCM”)
Underlier:	The Solactive Equal Weight U.S. Semi Conductor Select AR Index. The Underlier reflects the deduction of an adjustment factor of 2.0% per annum (the “Adjustment Factor”), calculated daily and deducted on each index calculation day.
	Bloomberg Ticker	Initial Underlier Value(1)	Call Value(1)	Coupon Threshold and Barrier Value(2)
	SOUSESCA	26,347.70	26,347.70	18,443.39
(1) The closing value of the Underlier on the Trade Date
(2) 70% of the Initial Underlier Value (rounded to two decimal places)
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof
Trade Date:	June 14, 2024
Issue Date:	June 20, 2024
Valuation Date:*	June 15, 2026
Maturity Date:*	June 18, 2026
Payment of Contingent Coupons with Memory Feature:

If the Notes have not been automatically called, the investor will receive a Contingent Coupon on a Coupon Payment Date if the closing value of the Underlier is greater than or equal to the Coupon Threshold on the immediately preceding Coupon Observation Date.

If a Contingent Coupon is not payable on any Coupon Payment Date, it will be paid on any later Coupon Payment Date on which a Contingent Coupon is payable, if any, together with the payment otherwise due on that later date. For the avoidance of doubt, once a previously unpaid Contingent Coupon has been paid on a later Coupon Payment Date, it will not be paid again on a subsequent date.

No Contingent Coupon will be payable on a Coupon Payment Date if the closing value of the Underlier is less than the Coupon Threshold on the immediately preceding Coupon Observation Date. Accordingly, you may not receive a Contingent Coupon on one or more Coupon Payment Dates during the term of the Notes.

Contingent Coupon:	If payable, $7.333 per $1,000 principal amount of Notes (corresponding to a rate of 0.7333% per month or 8.80% per annum)
Call Feature:	If, on any Call Observation Date, the closing value of the Underlier is greater than or equal to the Call Value, the Notes will be automatically called. Under these circumstances, the investor will receive on the Call Settlement Date per $1,000 principal amount of Notes an amount equal to $1,000 plus the Contingent Coupon and any unpaid Contingent Coupons otherwise due. No further payments will be made on the Notes.

P-2	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes with Memory Coupon Linked to the Solactive Equal Weight U.S. Semi Conductor Select AR Index
Payment at Maturity:

If the Notes have not been automatically called, the investor will receive on the Maturity Date per $1,000 principal amount of Notes, in addition to any Contingent Coupon and any unpaid Contingent Coupons otherwise due:

•   If the Final Underlier Value is greater than or equal to the Barrier Value: $1,000

•   If the Final Underlier Value is less than the Barrier Value, an amount equal to:

$1,000 + ($1,000 × Underlier Return)

If the Notes are not automatically called and the Final Underlier Value is less than the Barrier Value, you will lose a substantial portion or all of your principal amount at maturity. All payments on the Notes are subject to our credit risk.

Underlier Return:	The Underlier Return, expressed as a percentage, is calculated using the following formula: Final Underlier Value – Initial Underlier Value Initial Underlier Value
Final Underlier Value:	The closing value of the Underlier on the Valuation Date
Coupon Observation Dates:*	Monthly, as set forth in the table below
Coupon Payment Dates:*	Monthly, as set forth in the table below
Call Observation Dates:*	Quarterly, beginning approximately six months following the Trade Date, on each Coupon Observation Date designated as a Call Observation Date in the table below
Call Settlement Date:*	If the Notes are automatically called on any Call Observation Date, the Coupon Payment Date immediately following that Call Observation Date
Calculation Agent:	RBCCM

Coupon Observation Dates*	Coupon Payment Dates*
July 15, 2024	July 18, 2024
August 14, 2024	August 19, 2024
September 16, 2024	September 19, 2024
October 14, 2024	October 17, 2024
November 14, 2024	November 19, 2024
December 16, 2024**	December 19, 2024
January 14, 2025	January 17, 2025
February 14, 2025	February 20, 2025
March 14, 2025**	March 19, 2025
April 14, 2025	April 17, 2025
May 14, 2025	May 19, 2025
June 16, 2025**	June 20, 2025
July 14, 2025	July 17, 2025
August 14, 2025	August 19, 2025
September 15, 2025**	September 18, 2025
October 14, 2025	October 17, 2025
November 14, 2025	November 19, 2025
December 15, 2025**	December 18, 2025
January 14, 2026	January 20, 2026
February 17, 2026	February 20, 2026

P-3	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes with Memory Coupon Linked to the Solactive Equal Weight U.S. Semi Conductor Select AR Index
Coupon Observation Dates*	Coupon Payment Dates*
March 16, 2026**	March 19, 2026
April 14, 2026	April 17, 2026
May 14, 2026	May 19, 2026
June 15, 2026 (the Valuation Date)	June 18, 2026 (the Maturity Date)

* Subject to postponement. See “General Terms of the Notes—Postponement of a Determination Date” and “General Terms of the Notes—Postponement of a Payment Date” in the accompanying product supplement.

** This date is also a Call Observation Date.

P-4	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes with Memory Coupon Linked to the Solactive Equal Weight U.S. Semi Conductor Select AR Index

ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated December 20, 2023, as supplemented by the prospectus supplement dated December 20, 2023, relating to our Senior Global Medium-Term Notes, Series J, of which the Notes are a part, the index supplement SOL-1 dated June 6, 2024 and the product supplement no. 1A dated May 16, 2024. This pricing supplement, together with these documents, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials, including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement and the documents listed below. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. These documents are an offer to sell only the Notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in each such document is current only as of its date.

If the information in this pricing supplement differs from the information contained in the documents listed below, you should rely on the information in this pricing supplement.

You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” in this pricing supplement and “Risk Factors” in the documents listed below, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated December 20, 2023:

https://www.sec.gov/Archives/edgar/data/1000275/000119312523299520/d645671d424b3.htm

•	Prospectus Supplement dated December 20, 2023:

https://www.sec.gov/Archives/edgar/data/1000275/000119312523299523/d638227d424b3.htm

•	Index Supplement SOL-1 dated June 6, 2024:

https://www.sec.gov/Archives/edgar/data/1000275/000114036124029164/ef20030754_424b2.htm

•	Product Supplement No. 1A dated May 16, 2024:

https://www.sec.gov/Archives/edgar/data/1000275/000095010324006777/dp211286_424b2-ps1a.htm

Our Central Index Key, or CIK, on the SEC website is 1000275. As used in this pricing supplement, “Royal Bank of Canada,” the “Bank,” “we,” “our” and “us” mean only Royal Bank of Canada.

P-5	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes with Memory Coupon Linked to the Solactive Equal Weight U.S. Semi Conductor Select AR Index

HYPOTHETICAL RETURNS

The table and examples set forth below illustrate hypothetical payments at maturity for hypothetical performance of the Underlier, based on the Coupon Threshold and Barrier Value of 70% of the Initial Underlier Value and the Contingent Coupon of $7.333 per $1,000 principal amount of Notes. The table and examples below also assume that the Notes are not automatically called and do not account for any Contingent Coupons that may be paid prior to maturity. The table and examples are only for illustrative purposes and may not show the actual return applicable to a purchaser of the Notes.

Hypothetical Underlier Return	Payment at Maturity per $1,000 Principal Amount of Notes*	Payment at Maturity as Percentage of Principal Amount*
50.00%	$1,007.333	100.7333%
40.00%	$1,007.333	100.7333%
30.00%	$1,007.333	100.7333%
20.00%	$1,007.333	100.7333%
10.00%	$1,007.333	100.7333%
5.00%	$1,007.333	100.7333%
0.00%	$1,007.333	100.7333%
-5.00%	$1,007.333	100.7333%
-10.00%	$1,007.333	100.7333%
-20.00%	$1,007.333	100.7333%
-30.00%	$1,007.333	100.7333%
-30.01%	$699.900	69.9900%
-40.00%	$600.000	60.0000%
-50.00%	$500.000	50.0000%
-60.00%	$400.000	40.0000%
-70.00%	$300.000	30.0000%
-80.00%	$200.000	20.0000%
-90.00%	$100.000	10.0000%
-100.00%	$0.000	0.0000%

* Including any final Contingent Coupon otherwise due, but excluding any unpaid Contingent Coupons, if payable

Example 1 —	The value of the Underlier increases from the Initial Underlier Value to the Final Underlier Value by 30%.
	Underlier Return:	30%
	Payment at Maturity:

$1,000 + Contingent Coupon otherwise due + any unpaid Contingent Coupons otherwise due

= $1,000 + $7.333 + any unpaid Contingent Coupons otherwise due

= $1,007.333 + any unpaid Contingent Coupons otherwise due

In this example, the payment at maturity is $1,007.333 per $1,000 principal amount of Notes plus any unpaid Contingent Coupons otherwise due.

Because the Final Underlier Value is greater than the Coupon Threshold and Barrier Value, the investor receives a full return of the principal amount plus the Contingent Coupon and any unpaid Contingent Coupons otherwise due. This example illustrates that the investor does not participate in any appreciation of the Underlier, which may be significant.

P-6	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes with Memory Coupon Linked to the Solactive Equal Weight U.S. Semi Conductor Select AR Index
Example 2 —	The value of the Underlier decreases from the Initial Underlier Value to the Final Underlier Value by 10% (i.e., the Final Underlier Value is below the Initial Underlier Value but above the Coupon Threshold and Barrier Value).
	Underlier Return:	-10%
	Payment at Maturity:

$1,000 + Contingent Coupon otherwise due + any unpaid Contingent Coupons otherwise due

= $1,000 + $7.333 + any unpaid Contingent Coupons otherwise due

= $1,007.333 + any unpaid Contingent Coupons otherwise due

In this example, the payment at maturity is $1,007.333 per $1,000 principal amount of Notes plus any unpaid Contingent Coupons otherwise due.

Because the Final Underlier Value is greater than the Coupon Threshold and Barrier Value, the investor receives a full return of the principal amount plus the Contingent Coupon and any unpaid Contingent Coupons otherwise due.

Example 3 —	The value of the Underlier decreases from the Initial Underlier Value to the Final Underlier Value by 50% (i.e., the Final Underlier Value is below the Coupon Threshold and Barrier Value).
	Underlier Return:	-50%
	Payment at Maturity:	$1,000 + ($1,000 × -50%) = $1,000 – $500 = $500

In this example, the payment at maturity is $500 per $1,000 principal amount of Notes, representing a loss of 50% of your principal amount.

Because the Final Underlier Value is less than the Barrier Value, the investor does not receive a full return of the principal amount. In addition, because the Final Underlier Value is less than the Coupon Threshold, the investor does not receive a Contingent Coupon or any unpaid Contingent Coupons at maturity.

Investors in the Notes could lose a substantial portion or all of their principal amount at maturity. The table and examples above assume that the Notes are not automatically called. However, if the Notes are automatically called, you will not receive any further payments after the Call Settlement Date.

P-7	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes with Memory Coupon Linked to the Solactive Equal Weight U.S. Semi Conductor Select AR Index

SELECTED RISK CONSIDERATIONS

An investment in the Notes involves significant risks. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. Some of the risks that apply to an investment in the Notes are summarized below, but we urge you to read also the “Risk Factors” sections of the accompanying prospectus, prospectus supplement, index supplement and product supplement. You should not purchase the Notes unless you understand and can bear the risks of investing in the Notes.

Risks Relating to the Terms and Structure of the Notes

•	You May Lose a Portion or All of the Principal Amount at Maturity — If the Notes have not been automatically called and the Final Underlier Value is less than the Barrier Value, you will lose 1% of the principal amount of your Notes for each 1% that the Final Underlier Value is less than the Initial Underlier Value. Investors in the Notes could lose a substantial portion or all of their principal amount at maturity.

•	You May Not Receive Any Contingent Coupons — We will not necessarily pay any Contingent Coupons on the Notes. If the closing value of the Underlier is less than the Coupon Threshold on a Coupon Observation Date, we will not pay you the Contingent Coupon applicable to that Coupon Observation Date on the corresponding Coupon Payment Date. If the closing value of the Underlier is less than the Coupon Threshold on each of the Coupon Observation Dates, we will not pay you any Contingent Coupons during the term of, and you will not receive a positive return on, your Notes. Generally, this non-payment of the Contingent Coupon coincides with a greater risk of principal loss on your Notes. Notwithstanding the memory feature described above, there can be no assurance that any unpaid Contingent Coupon will become payable during the term of the Notes. Even if your return is positive, your return may be less than the return you would earn if you purchased one of our conventional senior interest-bearing debt securities.

•	You Will Not Participate in Any Appreciation of the Underlier, and Any Potential Return on the Notes Is Limited — The return on the Notes is limited to the Contingent Coupons, if any, that may be payable on the Notes, regardless of any appreciation of the Underlier, which may be significant. As a result, the return on an investment in the Notes could be less than the return on a direct investment in the Underlier.

•	The Notes Are Subject to an Automatic Call — If, on any Call Observation Date, the closing value of the Underlier is greater than or equal to the Call Value, the Notes will be automatically called, and you will not receive any further payments on the Notes. Because the Notes could be called as early as approximately six months after the Issue Date, the total return on the Notes could be minimal. You may be unable to reinvest your proceeds from the automatic call in an investment with a return that is as high as the return on the Notes would have been if they had not been called.

•	Payments on the Notes Are Subject to Our Credit Risk, and Market Perceptions about Our Creditworthiness May Adversely Affect the Market Value of the Notes — The Notes are our senior unsecured debt securities, and your receipt of any amounts due on the Notes is dependent upon our ability to pay our obligations as they come due. If we were to default on our payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment. In addition, any negative changes in market perceptions about our creditworthiness may adversely affect the market value of the Notes.

•	Any Payment on the Notes Will Be Determined Based on the Closing Values of the Underlier on the Dates Specified — Any payment on the Notes will be determined based on the closing values of the Underlier on the dates specified. You will not benefit from any more favorable value of the Underlier determined at any other time.

•	The U.S. Federal Income Tax Consequences of an Investment in the Notes Are Uncertain — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the Notes, and significant aspects of the tax treatment of the Notes are uncertain. Moreover, non-U.S. investors should note that persons having withholding responsibility in respect of the Notes may withhold on any coupon paid to a non-U.S. investor, generally at a rate of 30%. We will not pay any additional amounts in respect of such withholding. You should review carefully the section entitled “United States Federal Income Tax Considerations” herein, in combination with the section entitled “United

P-8	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes with Memory Coupon Linked to the Solactive Equal Weight U.S. Semi Conductor Select AR Index

States Federal Income Tax Considerations” in the accompanying product supplement, and consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the Notes.

Risks Relating to the Initial Estimated Value of the Notes and the Secondary Market for the Notes

•	There May Not Be an Active Trading Market for the Notes; Sales in the Secondary Market May Result in Significant Losses — There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange. RBCCM and our other affiliates may make a market for the Notes; however, they are not required to do so and, if they choose to do so, may stop any market-making activities at any time. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which RBCCM or any of our other affiliates is willing to buy the Notes. Even if a secondary market for the Notes develops, it may not provide enough liquidity to allow you to easily trade or sell the Notes. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your Notes in any secondary market could be substantial. If you sell your Notes before maturity, you may have to do so at a substantial discount from the price that you paid for them, and as a result, you may suffer significant losses. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•	The Initial Estimated Value of the Notes Is Less Than the Public Offering Price — The initial estimated value of the Notes is less than the public offering price of the Notes and does not represent a minimum price at which we, RBCCM or any of our other affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value. This is due to, among other things, changes in the value of the Underlier, the internal funding rate we pay to issue securities of this kind (which is lower than the rate at which we borrow funds by issuing conventional fixed rate debt) and the inclusion in the public offering price of the underwriting discount, the referral fee, our estimated profit and the estimated costs relating to our hedging of the Notes. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways. Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the underwriting discount, the referral fee, our estimated profit or the hedging costs relating to the Notes. In addition, any price at which you may sell the Notes is likely to reflect customary bid-ask spreads for similar trades. In addition to bid-ask spreads, the value of the Notes determined for any secondary market price is expected to be based on a secondary market rate rather than the internal funding rate used to price the Notes and determine the initial estimated value. As a result, the secondary market price will be less than if the internal funding rate were used.

•	The Initial Estimated Value of the Notes Is Only an Estimate, Calculated as of the Trade Date — The initial estimated value of the Notes is based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes. See “Structuring the Notes” below. Our estimate is based on a variety of assumptions, including our internal funding rate (which represents a discount from our credit spreads), expectations as to dividends, interest rates and volatility and the expected term of the Notes. These assumptions are based on certain forecasts about future events, which may prove to be incorrect. Other entities may value the Notes or similar securities at a price that is significantly different than we do.

The value of the Notes at any time after the Trade Date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy. As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of the Notes.

Risks Relating to Conflicts of Interest and Our Trading Activities

•	Our and Our Affiliates’ Business and Trading Activities May Create Conflicts of Interest — You should make your own independent investigation of the merits of investing in the Notes. Our and our affiliates’ economic interests are potentially adverse to your interests as an investor in the Notes due to our and our affiliates’ business and trading activities, and we and our affiliates have no obligation to consider your interests in taking any actions that might affect

P-9	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes with Memory Coupon Linked to the Solactive Equal Weight U.S. Semi Conductor Select AR Index

the value of the Notes. Trading by us and our affiliates may adversely affect the value of the Underlier and the market value of the Notes. See “Risk Factors—Risks Relating to Conflicts of Interest” in the accompanying product supplement.

•	RBCCM’s Role as Calculation Agent May Create Conflicts of Interest — As Calculation Agent, our affiliate, RBCCM, will determine any values of the Underlier and make any other determinations necessary to calculate any payments on the Notes. In making these determinations, the Calculation Agent may be required to make discretionary judgments, including those described under “—Risks Relating to the Underlier” below. In making these discretionary judgments, the economic interests of the Calculation Agent are potentially adverse to your interests as an investor in the Notes, and any of these determinations may adversely affect any payments on the Notes. The Calculation Agent will have no obligation to consider your interests as an investor in the Notes in making any determinations with respect to the Notes.

•	RBCCM Coordinated with the Index Sponsor in the Development of the Underlier and the Underlying Index — Our affiliate, RBCCM, coordinated with Solactive A.G. (the “Index Sponsor”) in the development of the Underlier and the Underlying Index (as defined below). RBCCM had no obligation to consider your interests as an investor in the Notes in connection with that role. The inclusion of the securities in the Underlying Index is not an investment recommendation by us or RBCCM of those securities or indicative of any view that we or RBCCM have regarding those securities.

Risks Relating to the Underlier

•	You Will Not Have Any Rights to the Securities Included in the Underlying Index — As an investor in the Notes, you will not have voting rights or any other rights with respect to the securities included in the Underlying Index.

•	The Underlier Has a Limited Operating History and May Perform in Unanticipated Ways — The Underlier was launched on November 16, 2023 (the “launch date”). As a result, the Underlier has a very limited operating history. Because the Underlier is of recent origin and limited actual historical performance data exists with respect to it, your investment in the Notes may involve a greater risk than investing in securities linked to an index with a more established record of performance.

The hypothetical back-tested performance data of the Underlier provided in this pricing supplement refers to simulated performance data created by applying the Underlier’s calculation methodology to historical prices of the applicable equity securities. Such simulated performance data has been produced by the retroactive application of a back-tested methodology in hindsight. Hypothetical back-tested results are neither an indicator nor a guarantee of future results.

•	The Underlier Is Subject to an Adjustment Factor That Will Adversely Affect the Underlier Performance — The Underlier includes an Adjustment Factor of 2.0% per annum, calculated daily and deducted on each index calculation day. The level of the Underlier tracks the performance of the Underlying Index, which is an equal-weighted index, calculated on a gross total return basis, comprised of a fixed set of nine equity securities from the U.S. stock market (the “Underlying Index Constituents”). The Underlier will underperform the Underlying Index in all cases and the level of the Underlier may decline even if the level of the Underlying Index increases.

•	Any Potential Benefit From the Gross Total Return Feature of the Underlying Index Will Be Reduced by the Adjustment Factor Applied to the Underlier — The Underlier is comprised exclusively of the Underlying Index. Although the Underlying Index is a gross total return index, which means that dividends paid on the Underlying Index Constituents are reinvested in the Underlying Index, the Adjustment Factor will reduce any positive benefit from dividends paid on the Underlying Index Constituents. This fee will accrue daily and will be deducted on each index calculation day, regardless of whether any dividends are paid on the Underlying Index Constituents.

•	There Is No Guarantee That the Index Methodology of the Underlier or the Underlying Index Will Be Successful — The Underlying Index is composed of equity securities based on a specific investment theme. There can be no assurance that companies related to that investment theme will experience positive performance. Even if companies related to the investment theme generally experience positive performance, there is no guarantee that the Underlying Index will perform as well as any other indices or strategies that attempt to achieve a similar goal using other criteria. The Underlying Index Constituents may underperform other securities of its targeted theme. Accordingly, the

P-10	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes with Memory Coupon Linked to the Solactive Equal Weight U.S. Semi Conductor Select AR Index

investment strategy represented by the Underlying Index, and therefore the Underlier may not be successful, and your investment in the Notes may not earn a positive return or you may suffer a loss.

•	The Underlying Index Constituents Are Not Expected to Change During the Term of the Notes, and Are Limited in Number — Unlike the constituents of many equity indices, the Underlying Index Constituents are not expected to change over the term of the Notes, unless certain types of reorganization events occur, such as if an Underlying Index Constituent is merged into another company. Accordingly, you should only invest in the Notes if you are willing to make an investment linked to the current Underlying Index Constituents.

•	Dividends and Distributions of the Underlying Index Constituents May Vary When Compared to Historical Levels — Historical levels of dividends and distributions paid in respect of the Underlying Index Constituents are not indicative of future payments, which payments are uncertain and depend upon various factors, including, without limitation, the financial position, earnings ratio and cash requirements of the applicable issuer and the state of financial markets in general. It is not possible to predict if dividends or distributions paid in respect of the Underlying Index Constituents will increase, decrease or remain the same over the term of the Notes.

•	The Underlying Index Constituents Are Concentrated in the Semiconductor Industry — The Underlying Index Constituents are issued by companies whose primary line of business is directly associated with the semiconductor industry. As a result, the value of the Notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting this industry than a different investment linked to securities of a more broadly diversified group of issuers. Semiconductor companies are vulnerable to wide fluctuations in securities prices due to rapid product obsolescence. The international operations of many semiconductor companies expose them to risks associated with instability and changes in economic and political conditions, foreign currency fluctuations, changes in foreign regulations, tariffs and trade disputes, competition from subsidized foreign competitors with lower production costs and other risks inherent to international business. The semiconductor industry is highly cyclical, which may cause the operating results of many semiconductor companies to vary significantly.

•	The Notes Are Subject to Risks Relating to Non-U.S. Securities — Because one of the equity securities composing the Underlying Index consists of American depositary shares representing securities issued by a non-U.S. issuer, an investment in the Notes involves risks associated with the home country of that issuer. The prices of securities of non-U.S. companies may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.

•	We May Accelerate the Notes If a Change-in-Law Event Occurs — Upon the occurrence of legal or regulatory changes that may, among other things, prohibit or otherwise materially restrict persons from holding the Notes or the Underlier, or engaging in transactions in them, the Calculation Agent may determine that a change-in-law-event has occurred and accelerate the Maturity Date for a payment determined by the Calculation Agent in its sole discretion. Any amount payable upon acceleration could be significantly less than any amount that would be due on the Notes if they were not accelerated. However, if the Calculation Agent elects not to accelerate the Notes, the value of, and any amount payable on, the Notes could be adversely affected, perhaps significantly, by the occurrence of such legal or regulatory changes. See “General Terms of Notes—Change-in-Law Events” in the accompanying product supplement.

•	Any Payment on the Notes May Be Postponed and Adversely Affected by the Occurrence of a Market Disruption Event — The timing and amount of any payment on the Notes is subject to adjustment upon the occurrence of a market disruption event affecting the Underlier. If a market disruption event persists for a sustained period, the Calculation Agent may make a determination of the closing value of the Underlier. See “General Terms of the Notes—Indices—Market Disruption Events,” “General Terms of the Notes—Postponement of a Determination Date” and “General Terms of the Notes—Postponement of a Payment Date” in the accompanying product supplement.

•	Adjustments to the Underlier or the Underlying Index Could Adversely Affect Any Payments on the Notes — The sponsor of the Underlying Index may add, delete, substitute or adjust the securities composing the Underlying Index or make other methodological changes to the Underlying Index that could affect its performance. The Calculation Agent will calculate the value to be used as the closing value of the Underlier in the event of certain material changes in, or modifications to, the Underlier. In addition, the sponsor of the Underlier may also discontinue or suspend

P-11	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes with Memory Coupon Linked to the Solactive Equal Weight U.S. Semi Conductor Select AR Index

calculation or publication of the Underlier at any time. Under these circumstances, the Calculation Agent may select a successor index that the Calculation Agent determines to be comparable to the Underlier or, if no successor index is available, the Calculation Agent will determine the value to be used as the closing value of the Underlier. Any of these actions could adversely affect the value of the Underlier and, consequently, the value of the Notes. See “General Terms of the Notes—Indices—Discontinuation of, or Adjustments to, an Index” in the accompanying product supplement.

P-12	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes with Memory Coupon Linked to the Solactive Equal Weight U.S. Semi Conductor Select AR Index

INFORMATION REGARDING THE UNDERLIER

The Underlier is designed to measure the performance of the Solactive Equal Weight U.S. Semi Conductor Select GTR Index (the “Underlying Index”), less an Adjustment Factor of 2.0% per annum, calculated daily and deducted on each index calculation day. The Underlying Index is an equal-weighted equity index, rebalanced on a quarterly basis, consisting of a fixed set of nine equity securities from the U.S. stock market and is intended to represent a “semi conductor” investment theme. The Underlying Index is calculated on a gross total return basis, which means that dividends paid on the constituents of the Underlying Index are reinvested in the Underlying Index. Although the Underlying Index is a gross total return index, the Adjustment Factor will counteract some or all of the positive benefit of dividends paid on the Underlying Index Constituents.

The Underlying Index is currently composed of the nine equity securities listed below:

Security Issuer	Security Type	Exchange Symbol	Exchange	Target Weighting
Advanced Micro Devices, Inc.	common stock	AMD	Nasdaq Stock Market	1/9
Applied Materials, Inc.	common stock	AMAT	Nasdaq Stock Market	1/9
Broadcom Inc.	common stock	AVGO	Nasdaq Stock Market	1/9
Intel Corporation	common stock	INTC	Nasdaq Stock Market	1/9
Micron Technology, Inc.	common stock	MU	Nasdaq Stock Market	1/9
NVIDIA Corporation	common stock	NVDA	Nasdaq Stock Market	1/9
QUALCOMM Incorporated	common stock	QCOM	Nasdaq Stock Market	1/9
Taiwan Semiconductor Manufacturing Company Limited	American depositary shares	TSM	New York Stock Exchange	1/9
Texas Instruments Incorporated	common stock	TXN	Nasdaq Stock Market	1/9

For more information about the Underlier and the Underlying Index, see “The Indices—The Solactive Equal Weight U.S. Semi Conductor Select AR Index” in the accompanying index supplement.

Hypothetical Back-Tested and Historical Information

The following graph sets forth hypothetical back-tested and historical closing values of the Underlier for the period from January 1, 2014 to June 14, 2024. The Underlier was launched on November 16, 2023. Accordingly, all closing values for periods prior to the launch date are based on hypothetical back-tested information, utilizing the same methodology as is currently in place for the Underlier. The hypothetical back-tested performance of the Underlier is based on criteria that have been applied retroactively with the benefit of hindsight; these criteria cannot account for all financial risk that may affect the actual performance of the Underlier in the future. The future performance of the Underlier may vary significantly from the hypothetical back-tested and historical performance illustrated in the graph below.

The red line represents the Coupon Threshold and Barrier Value. We obtained the information in the graph from Bloomberg Financial Markets, without independent investigation. We cannot give you assurance that the performance of the Underlier will result in the return of all of your initial investment.

P-13	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes with Memory Coupon Linked to the Solactive Equal Weight U.S. Semi Conductor Select AR Index

Solactive Equal Weight U.S. Semi Conductor Select AR Index

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

P-14	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes with Memory Coupon Linked to the Solactive Equal Weight U.S. Semi Conductor Select AR Index

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

You should review carefully the section in the accompanying product supplement entitled “United States Federal Income Tax Considerations.” The following discussion, when read in combination with that section, constitutes the full opinion of our counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of the Notes.

Generally, this discussion assumes that you purchased the Notes for cash in the original issuance at the stated issue price and does not address other circumstances specific to you, including consequences that may arise due to any other investments relating to the Underlier. You should consult your tax adviser regarding the effect any such circumstances may have on the U.S. federal income tax consequences of your ownership of a Note.

In the opinion of our counsel, it is reasonable to treat the Notes for U.S. federal income tax purposes as prepaid financial contracts with associated coupons, and any coupons as ordinary income, as described in the section entitled “United States Federal Income Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Prepaid Financial Contracts with Associated Coupons” in the accompanying product supplement. There is uncertainty regarding this treatment, and the Internal Revenue Service (the “IRS”) or a court might not agree with it. A different tax treatment could be adverse to you.

We do not plan to request a ruling from the IRS regarding the treatment of the Notes. An alternative characterization of the Notes could materially and adversely affect the tax consequences of ownership and disposition of the Notes, including the timing and character of income recognized. In addition, the U.S. Treasury Department and the IRS have requested comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar financial instruments and have indicated that such transactions may be the subject of future regulations or other guidance. Furthermore, members of Congress have proposed legislative changes to the tax treatment of derivative contracts. Any legislation, Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect.

Non-U.S. Holders. The U.S. federal income tax treatment of the coupons is unclear. To the extent that we have withholding responsibility in respect of the Notes, we would expect generally to treat the coupons as subject to U.S. withholding tax. Moreover, you should expect that, if the applicable withholding agent determines that withholding tax should apply, it will be at a rate of 30% (or lower treaty rate). In order to claim an exemption from, or a reduction in, the 30% withholding under an applicable treaty, you may need to comply with certification requirements to establish that you are not a U.S. person and are eligible for such an exemption or reduction under an applicable tax treaty. You should consult your tax adviser regarding the tax treatment of the coupons.

As discussed under “United States Federal Income Tax Considerations—Tax Consequences to Non-U.S. Holders—Dividend Equivalents under Section 871(m) of the Code” in the accompanying product supplement, Section 871(m) of the Internal Revenue Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. The Treasury regulations, as modified by an IRS notice, exempt financial instruments issued prior to January 1, 2027 that do not have a “delta” of one. Based on certain determinations made by us, our counsel is of the opinion that Section 871(m) should not apply to the Notes with regard to Non-U.S. Holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination.

We will not be required to pay any additional amounts with respect to U.S. federal withholding taxes.

You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

P-15	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes with Memory Coupon Linked to the Solactive Equal Weight U.S. Semi Conductor Select AR Index

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

The Notes are offered initially to investors at a purchase price equal to par, except with respect to certain accounts as indicated on the cover page of this pricing supplement. We or one of our affiliates may pay the underwriting discount and may pay a broker-dealer that is not affiliated with us a referral fee, in each case as set forth on the cover page of this pricing supplement.

The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do). That estimate will be based on the price that RBCCM may pay for the Notes in light of then-prevailing market conditions, our creditworthiness and transaction costs. For a period of approximately six months after the Issue Date, the value of the Notes that may be shown on your account statement may be higher than RBCCM’s estimated value of the Notes at that time. This is because the estimated value of the Notes will not include the underwriting discount, the referral fee or our hedging costs and profits; however, the value of the Notes shown on your account statement during that period may initially be a higher amount, reflecting the addition of the underwriting discount, the referral fee and our estimated costs and profits from hedging the Notes. This excess is expected to decrease over time until the end of this period. After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.

RBCCM or another of its affiliates or agents may use this pricing supplement in the initial sale of the Notes. In addition, RBCCM or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

For additional information about the settlement cycle of the Notes, see “Plan of Distribution” in the accompanying prospectus. For additional information as to the relationship between us and RBCCM, see the section “Plan of Distribution—Conflicts of Interest” in the accompanying prospectus.

STRUCTURING THE NOTES

The Notes are our debt securities. As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness. In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under structured notes at a rate that is lower than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity. The lower internal funding rate, the underwriting discount, the referral fee and the hedging-related costs relating to the Notes reduce the economic terms of the Notes to you and result in the initial estimated value for the Notes being less than their public offering price. Unlike the initial estimated value, any value of the Notes determined for purposes of a secondary market transaction may be based on a secondary market rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.

In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with RBCCM and/or one of our other subsidiaries. The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, volatility and the tenor of the Notes. The economic terms of the Notes and the initial estimated value depend in part on the terms of these hedging arrangements.

See “Selected Risk Considerations—Risks Relating to the Initial Estimated Value of the Notes and the Secondary Market for the Notes—The Initial Estimated Value of the Notes Is Less Than the Public Offering Price” above.

VALIDITY OF THE NOTES

In the opinion of Norton Rose Fulbright Canada LLP, as Canadian counsel to the Bank, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the indenture, and when the Notes have been duly executed, authenticated and issued in accordance with the Indenture and delivered against payment therefor, the Notes will be validly issued and, to the extent validity of the Notes is a matter governed

P-16	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes with Memory Coupon Linked to the Solactive Equal Weight U.S. Semi Conductor Select AR Index

by the laws of the Province of Ontario or Québec, or the federal laws of Canada applicable therein, will be valid obligations of the Bank, subject to the following limitations: (i) the enforceability of the indenture may be limited by the Canada Deposit Insurance Corporation Act (Canada), the Winding-up and Restructuring Act (Canada) and bankruptcy, insolvency, reorganization, receivership, moratorium, arrangement or winding-up laws or other similar laws of general application affecting the enforcement of creditors’ rights generally; (ii) the enforceability of the indenture is subject to general equitable principles, including the principle that the availability of equitable remedies, such as specific performance and injunction, may only be granted at the discretion of a court of competent jurisdiction; (iii) under applicable limitations statutes generally, including that the enforceability of the indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the indenture to be unenforceable as an attempt to vary or exclude a limitation period under such applicable limitations statutes; (iv) rights to indemnity and contribution under the Notes or the indenture which may be limited by applicable law; and (v) courts in Canada are precluded from giving a judgment in any currency other than the lawful money of Canada and such judgment may be based on a rate of exchange in existence on a day other than the day of payment, as prescribed by the Currency Act (Canada). This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Québec and the federal laws of Canada applicable therein. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the opinion letter of such counsel dated December 20, 2023, which has been filed as Exhibit 5.3 to the Bank’s Form 6-K filed with the SEC dated December 20, 2023.

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to the Bank, when the Notes offered by this pricing supplement have been issued by the Bank pursuant to the indenture, the trustee has made, in accordance with the indenture, the appropriate notation to the master note evidencing such Notes (the “master note”), and such Notes have been delivered against payment as contemplated herein, such Notes will be valid and binding obligations of the Bank, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith) and possible judicial or regulatory actions or applications giving effect to governmental actions or foreign laws affecting creditors’ rights, provided that such counsel expresses no opinion as to (i) the enforceability of any waiver of rights under any usury or stay law or (ii) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as the foregoing opinion involves matters governed by the laws of the Provinces of Ontario and Québec and the federal laws of Canada, you have received, and we understand that you are relying upon, the opinion of Norton Rose Fulbright Canada LLP, Canadian counsel for the Bank, set forth above. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the authentication of the master note and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the opinion of Davis Polk & Wardwell LLP dated May 16, 2024, which has been filed as an exhibit to the Bank’s Form 6-K filed with the SEC on May 16, 2024.

P-17	RBC Capital Markets, LLC